

11016625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 20 2011
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.
Credit Agricole Securities (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 Avenue of Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Holub 212-261-7255
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Thierry Simon and William Holub affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Credit Agricole Securities (USA) Inc. for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6089091
Qualified In New York County
My Commission Expires March 17, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2010

Contents



Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Crédit Agricole Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Securities (USA) Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2011

A member firm of Ernst & Young Global Limited

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2010
(Dollars in Thousands)

Assets	
Cash at bank	$ 200
Securities segregated for regulatory and other purposes	15,000
Financial instruments owned, at fair value	763,089
Securities purchased under agreements to resell	26,258,741
Securities borrowed	1,673,608
Receivables from brokers, dealers and clearing organizations	95,591
Receivables from customers	40,332
Receivables from non-customers	68
Other assets	83,503
Total assets	$ 28,930,132
Liabilities and stockholder's equity	
Liabilities:	
Short-term bank loans	$ 875,283
Financial instruments sold, not yet purchased, at fair value	115,752
Securities sold under agreements to repurchase	25,417,269
Securities loaned	1,420,690
Payables to brokers, dealers and clearing organizations	401,147
Payables to customers	39,567
Payables to non-customers	9,877
Other liabilities and accrued expenses	97,797
	28,377,382
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(48,744)
Accumulated other comprehensive loss	(2,310)
Total stockholder's equity	192,750
Total liabilities and stockholder's equity	$ 28,930,132

See notes to statement of financial condition.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2010
(Dollars in Thousands)

1. Organization

Crédit Agricole Securities (USA) Inc. (the "Company") is a direct wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is also a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc., American Stock Exchange and the National Futures Association ("NFA").

On February 6, 2010, the Company changed its name to Crédit Agricole Securities (USA) Inc. from Calyon Securities (USA) Inc.

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer securities transactions are recorded on a settlement date basis.

Financial Instruments Owned

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value.

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled and customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value Measurement

The Company defines fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements* ("ASC 820") which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

2. Summary of Significant Accounting Policies (continued)

Securities Lending Activities

Securities borrowed and securities loaned transactions are recorded on a settlement date basis at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional daily collateral being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or securities sold under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable rate. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterpart, or to return excess collateral to counterparties, when appropriate.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plans

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

3. New Accounting Policies

Recently Adopted Accounting Standard

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-6, *Improving Disclosures about Fair Value Measurements.* This amends ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This guidance provides users of financial statements with additional information concerning the following: (i) significant transfers in and out of Levels 1 and 2 and description of the reasons that such transfers were made; and (ii) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements (rather than as on net number). This disclosure requirement had an effective date for the Company as of December 15, 2010.

In December 2009, the FASB issued ASU No. 2009-16, Transfers and Servicing (ASC Topic 860), "Accounting for Transfers of Financial Assets" ("ASU No. 2009-16") and ASU No. 2009-17, Consolidations (ASC Topic 810), "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU No. 2009-17"). As required, the Company adopted ASU No. 2009-16 and ASU No. 2009-17 on January 1, 2010 and its adoption did not have a material impact on the Company's statement of financial condition.

(Dollars in Thousands)

4. Securities Segregated Under Federal Regulations

At December 31, 2010, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $35,129 of qualified securities. These securities consist of $21,690 in securities purchased under agreement to resell and $13,439 of securities owned as a part of the Company's securities inventory. In addition, at December 31, 2010, the Company had segregated $13,112 of qualified securities for the benefit of proprietary accounts of introducing brokers ("PAIB"). The qualified securities are securities purchased under agreement to resell.

An additional $182,274 of securities that are purchased under agreements to resell are segregated for deposits at clearing organizations.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2010 are as follows:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 54,132
Clearing organizations	18,977
Other	22,482
	$ 95,591
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 47,900
Clearing organizations	159,111
Other	194,136
	$ 401,147

6. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2010.

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly in active markets.

- Level 3 inputs are unobservable inputs for assets or liabilities and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(Dollars in Thousands)

7. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated for regulatory and other purposes	$ 15,000	$ –	$ –	$ 15,000
Financial instruments owned, at fair value:				
Certificate of Deposit	–	530,103	–	530,103
U.S. government obligations	17,054	–	–	17,054
Corporate debt securities	176,275	–	–	176,275
Equity securities	831	169	–	1,000
Structured products	–	38,657	–	38,657
Total financial instruments owned	194,160	568,929	–	763,089
Total	$ 209,160	$ 568,929	$ –	$ 778,089
Liabilities				
Securities sold, but not yet purchased, at market value:				
United States government obligations	$ 13,948	$ –	$ –	$ 13,948
Corporate debt securities	101,804	–	–	101,804
	$ 115,752	$ –	$ –	$ 115,752

8. Securities Received as Collateral

At December 31, 2010, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at

(Dollars in Thousands)

8. Securities Received as Collateral (continued)

December 31, 2010 is $28,199,418. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2010, approximately $318,619 of the above collateral has been delivered against securities sold short or re-pledged in securities lending transactions by the Company.

9. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to noncustomers represent amounts due from and to Crédit Agricole S.A. in connection with its proprietary trading activities.

As of December 31, 2010, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Securities borrowed	$ 111,911
Securities purchased under agreements to resell	3,373,037
Receivables from brokers, dealers and clearing organizations	9,981
Receivable from non-customers	68
Other assets	39,111
Total	$ 3,534,108
Liabilities:	
Short-term bank loans	$ 875,283
Securities sold under agreements to repurchase	384,972
Securities loaned	199,399
Payables to brokers, dealers and clearing organizations	14,702
Payables to customers	3,518
Payables to non-customers	810
Other liabilities and accrued expenses	6,308
Total	$ 1,484,992
Liabilities subordinated to claims of general creditors	$ 360,000

(Dollars in Thousands)

9. Related Party Transactions (continued)

The Company lends and borrows funds to/from affiliated companies through reverse repurchase agreements, deposits, repurchase agreements and loans based upon prevailing interest rates.

The Company loans securities to affiliates through its matched book securities lending and borrowing business. The Company also assists in financing an affiliate's inventory through securities lending to third parties and receives a fee for acting as agent.

The Company has two subordinated loans with its Parent in the amount of $360,000.

As of December 31, 2010, the Company had pledged $347,001 of securities to an affiliate to support a secured overnight facility. At December 31, 2010, the Company had no draw downs of this facility.

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent.

At December 31, 2010, the Company has New York State (NYS) net operating loss carryforwards ("NOL") of approximately $362 for state income tax purposes, which expire in 2028.

As of December 31, 2010, the Company has a net deferred tax asset of $17,251. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and NYS net operating loss carry forwards. The 2010 net increase to the deferred tax asset balance is $4,678. Such change was principally the result of an increase in deferred bonuses and 2009 return to provision adjustments and was partially offset by a decrease in the Company's Federal and NYS NOLs available at the end of 2010 and 2009 return to provision adjustments.

The Company did not record a valuation allowance for the total deferred tax asset, at December 31, 2010 as none was required.

As of and during the year ended December 31, 2010, the Company did not have any liabilities, related to uncertain tax positions. As of December 31, 2010, the Company's tax years for 2007, 2008, 2009 and 2010 are subject to examination by tax authorities. Certain state returns may remain open an additional year depending on the jurisdiction.

(Dollars in Thousands)

11. Commitments and Contingencies

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

At December 31, 2010, the Company entered into forward starting reverse repurchase agreements that are primarily secured by collateral from U.S. government agency securities. The forward reverse repurchase agreements amount to $402,000.

12. Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan (the Plan) which covers full-time employees of the Company, between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

Effective December 31, 2008, the Plan was frozen and the average salary and service was capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The underfunded status of the plan of $10,035 at December 31, 2010 is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability. No plan assets are expected to be returned to the Company during the year ended December 31, 2010.

Employees of the Company participate in Calyon Americas' ("CA") qualified and nonqualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for plan and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2010:

	Qualified Plan	Non-Qualified Plans
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2010	$ 19,937	$ 2,303
Service cost	–	–
Interest cost	1,140	133
Curtailments	–	–
Actuarial gain	823	88
Benefits paid	(307)	(120)
Benefit obligation, December 31, 2010	$ 21,593	$ 2,404

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

	Qualified Plan	Non-Qualified Plans
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2010	$ 10,690	$ –
Actual return on assets	1,617	–
Employer contribution	1,962	120
Benefits paid	(307)	(120)
Fair value of plan assets as of December 31, 2010	13,962	–
Unfunded status as of December 31, 2010	$ (7,631)	$ (2,404)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.60%	5.60%
Expected return on plan assets	7.00	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/10	12/31/10

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The pension plan assets are held in Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balances of equity and fixed income investments.

The pension plan assets are held in Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Pooled Separate Accounts ("PSAs")		
Equity	$ 468	3.4%
Debt	259	1.8
Total PSAs	727	5.2
Mutual Funds		
Equity	$ 7,040	50.4
Debt	5,521	39.6
Other	674	4.8
Total Mutual Funds	13,235	94.8
Total Pension Plan Assets	$ 13,962	100%

12. Employee Benefit Plans (continued)

The strategic target of Pension Plan asset allocations is as follows:

	Target Asset Allocation
Equity Securities	65%
Debt Securities	35%

The following is a description of the valuation methodologies used for assets measured at fair value.

Pooled separate accounts: The value of pooled separate accounts is proportional to the net asset value ("NAV") of shares held by the plan at year end as reported by the fiduciary, and thus, fall under Level 2 of fair value measurement.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end as reported in an active market, and thus, fall under Level 1 of fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Pension Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities as well as the Company's actual target asset allocation and given the current environment, the reasonable range for the expected return on assets is 7%.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

At December 31, 2010, future plan benefits expected to be paid through 2020 are as follows:

	Qualified Plan	Non-Qualified Plans
2011	$ 440	$ 193
2012	520	194
2013	522	195
2014	626	194
2015	669	158
2016 – 2020	3,749	990
	$ 6,486	$ 1,924

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of the salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. Company match portion is subject to a vesting schedule. For the year ended December 31, 2010, the expenses associated with the 401(k) savings plan recorded in the statement of income under compensation and benefits were $2,795.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2010, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2011	$ 200,000
Subordinated loan with Parent, due January 4, 2012	160,000
	$ 360,000

(Dollars in Thousands)

13. Liabilities Subordinated to Claims of General Creditors (continued)

The Company has two subordinated loans with its Parent. The first loan which matures in 2011, bears interest at LIBOR plus 90 basis points which resets every six months and the second loan which matures in 2012, bears interest at LIBOR plus 90 basis points which resets every six months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

14. Off Balance-Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2010, the fair value of foreign currency forward contracts outstanding were $983.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $500. At December 31, 2010, the Company had net capital of $317,948 which was 575% of aggregate debit items and $316,448 in excess of required net capital of $1,500.

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2010, the Company's most significant concentration of credit risk was with affiliated companies.

17. Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this statement of financial condition through the date of issuance of this statement of financial condition.

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

